Exhibit 99.1

Pan American Silver Reports Net Earnings of $14.2 Million or $0.09 Per Share for the Third Quarter of 2013

Cash Costs Decrease 25% While Silver and Gold Production Rise 7% and 48%

(Unaudited results - All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, Nov. 14, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American") reported net earnings of $14.2 million or $0.09 per share for the third quarter of 2013.  Adjusted earnings for the same period were $12.2 million or $0.08 per share.  Cash flow generated from operating activities was $40.7 million or $0.27 per share.  Year-to-date silver and gold production are on track to meet the Company's full year 2013 production forecast, at significantly lower than forecast cash costs.

Third Quarter 2013 Highlights (unaudited)(1)

•         Silver production of 6.7 million ounces, up 7% over Q3 2012 and 8% over Q2 2013

•         Record gold production of 41,600 ounces, up 48% over Q3 2012 and 39% over Q2 2013

•         Production costs were $130.0 million, down 8% from Q3 2012 and 4% down from Q2 2013.

•         Consolidated cash costs(2) of $10.40 per ounce of silver, net of by-product credits, down 25% from Q2 2012 and 14% from Q2 2013.

•         All-in sustaining costs per silver ounce sold ("AISCSOS")(3) of $16.26 per ounce of silver sold, down 33% from Q3 2012.

•         Mine operating earnings(4) of $33.9 million.

•         Net earnings of $14.2 million or $0.09 per share.

•         Adjusted net earnings(5) of $12.2 million or $0.08 per share.

•         Net cash generated from operating activities of $40.7 million or $0.27 per share(6)

•         Revenue of $213.6 million.

•         Cash dividends of $18.9 million paid to holders of common shares.

Financial Position (at September 30, 2013)
• Cash and short term investments of $421.0 million. • Working capital of $699.3 million.

(1) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.
(2) Cash costs per payable ounce of silver, net of by-product credits, is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties (1)
(3) All-In sustaining costs per silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively.  We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non - GAAP measures and readers should refer to the section of Q3 2013 MD&A "Alternative Performance (Non-GAAP) Measures" for a reconciliation of this measure to the Q3 2013 unaudited condensed interim consolidated financial statements.
(4) Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations.  Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties.  The Company and certain investors use this information to evaluate the Company's performance.
(5) Adjusted earnings and adjusted earnings per share attributable to common shareholders are non-GAAP measures.  Adjusted earnings is calculated as net earnings (loss) for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, realized and unrealized losses on silver and gold forward contracts, severance expense, the transaction costs arising from the Minefinders transaction, gain or loss on sale of assets, and the effect for taxes on the above items.  The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period.
(6) Cash flow from operating activities per share is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance before capital investment and financing activities and is calculated using cash flow from operating activities divided by basic weighted average shares outstanding.

Geoff Burns, President & CEO, commented on the third quarter 2013 results, "Our quarterly results are a clear indication of the success of our focused efforts over the past 5 months to enhance our production and reduce our costs.  Silver production rose and we achieved a new quarterly record for gold production.  At the same time, we trimmed our mine site production costs by 9% or $12 million compared to the same period last year, which netted us a healthy 25% reduction in our cash costs per ounce."  Burns continued, "This effort allowed Pan American to post respectable financial results, generate significant operating cash flows and return to bottom line profitability.  We have successfully re-positioned the Company to prosper and grow in the current price environment."

Financial Results

Pan American generated revenue of $213.6 million during the third quarter of 2013, 15% lower year-on-year, due to lower precious metals prices, partially offset by greater quantities of all metals produced by the Company. On average, during the quarter Pan American realized a price of $20.52 per ounce of silver and $1,319, per ounce of gold, 30% and 19% lower than a year ago, respectively.  Zinc and copper prices remained stable at $1,862 per tonne and $7,146 per tonne, respectively.  In contrast, the lead price rose 9% from a year ago to $2,100 per tonne.  Silver accounted for 61% of quarterly revenue while gold accounted for 23%.  Zinc, lead and copper contributed only 9%, 3% and 4%, respectively, to consolidated quarterly revenue.

During the third quarter of 2013, Pan American generated net earnings of $14.2 million, or $0.09 per share, compared to net earnings of $22.6 million, or $0.15 per share, in the same quarter of 2012.  Net earnings declined due to lower revenue, higher depreciation and amortization, and higher losses on commodity and foreign currency contracts, mainly associated with the previously announced cancellation of gold and silver forward contracts, partially offset by gains in foreign exchange.

Adjusted earnings for the quarter ended September 30, 2013 were $12.2 million or $0.08 per share.  Adjusted earnings were calculated by adjusting for several non-recurring items, most notably an unrealized gain of $7.8 million in foreign exchange and $6.3 million in unrealized and realized losses for the cancellation of precious metals forward contracts.  For a detailed reconciliation of adjusted earnings, please refer to the financial and operating highlights table at the end of this news release.

Mine operating earnings generated during the third quarter of 2013 were $33.9 million, compared to $65.4 million in the third quarter of 2012.  The decline was directly attributable to significantly lower metal prices compared to a year ago and higher depreciation and amortization, partially offset by lower production costs and royalties; however, the present quarter's mine operating earnings improved vastly from the $3.8 million generated in the second quarter of 2013.

Operating cash flow generated during the third quarter of 2013 was $40.7 million, or $0.27 per share, compared to $79.5 million a year ago, and $0.5 million generated in the second quarter of 2013.

As a result of cost reduction measures implemented earlier this year, general and administration expenses for the third quarter of 2013 fell to $3.9 million from $4.6 million in both the third quarter of 2012 and in the preceding quarter of 2013.  Additionally, exploration and project development expenses went down to $2.6 million, from $8.2 million during the third quarter of 2012 and $5.6 million during the preceding quarter.

Pan American remains in solid financial condition with $421.0 million in cash and short term investments, $63.7 million in debt, and working capital of $699.3 million at September 30, 2013.

In the third quarter of 2013, Pan American paid $18.9 million in cash dividends to holders of its common shares.

Income taxes for the third quarter of 2013 were $11.7 million, down from $16.1 million in the comparable quarter of 2012, and the Company's effective tax rate was 45%.  Effective rates vary considerably between periods and from the amounts that would result from applying the Canadian statutory income tax rates to earnings before income taxes.  Please refer to the Company's MD&A dated September 30, 2013 for a detailed reconciliation of Pan American's consolidated tax rate.

Production and Operations

Pan American produced 6.7 million ounces of silver during the third quarter of 2013, 7% more year-on-year, thanks to significant production gains at Dolores, Huaron, Morococha and San Vicente, slightly offset by small production declines at La Colorada and Manantial Espejo.

During the reporting quarter, the Company's Mexican operations produced a total of 3.3 million ounces of silver.  La Colorada and Alamo Dorado maintained steady production levels compared to a year ago at 1.3 million ounces of silver and 1.1 million ounces of silver, respectively.  Dolores recovered from a sluggish second quarter as a result of increasing grades and mining and processing rates to produce 1.0 million ounces of silver, a 25% increase year-on-year.

In Perú, both Huaron and Morococha achieved significant production improvements from last year, due to higher grades, throughput and recoveries.  Huaron produced 0.9 million ounces of silver, 18% more year-on-year, while Morococha produced 0.7 million ounces of silver, 24% more year-on-year.

In Bolivia, San Vicente produced 1.1 million ounces of silver, 9% more than in the third quarter of 2012.  The increase was attributable to higher grades, throughput and recoveries.

In Argentina, Manantial Espejo produced 0.8 million ounces of silver, which was 9% less than in the third quarter of 2012, but 17% higher than in the previous quarter.  The decline was due to lower silver grades, primarily caused by mine sequencing and encountering more complex mineralized structures requiring additional ore control.

During the quarter Pan American produced 41,600 ounces of gold in total, 48% more than a year ago.  The rise was due to production increases of 60% at Dolores and 56% at Manantial Espejo because of better grades and recoveries.

Pan American increased its quarterly base metals production substantially.  Consolidated quarterly production was 10,600 tonnes of zinc, 24% more year-on-year, 3,400 tonnes of lead, 27% more year-on-year and 1,500 tonnes of copper, 52% more year-on-year.

Pan American's quarterly consolidated cash costs were $10.40 per ounce of silver, net of by-product credits, a decrease of 25% compared to the third quarter of 2012 and 14% lower than in the second quarter of 2013.  The decrease resulted from the Company's cost control strategy implemented earlier this year and to higher quantities of by-product metals sold during the quarter, partially offset by lower by-product credits on lower metals prices, with the exception of lead.

Pan American has adopted the reporting of AISCSOS as a measure of the Company's consolidated operating performance and its ability to generate cash flow from all operations collectively.  For the quarter ended September 30, 2013, AISCOS was $16.26, compared to $24.27 in the third quarter of 2012, or 33% lower.  The following table provides a detailed reconciliation of AISCSOS:

		Three months ended Sept. 30,		Nine months ended Sept. 30,
		2013	2012	2013	2012
Production costs		$129,959	$141,977	$394,390	$358,509
Royalties		$7,668	$14,161	$20,889	$29,384
Smelting, refining and transportation charges(1)		$27,334	$25,571	$69,850	$72,537
Less by-product credits(1)		$(89,313)	$(76,742)	$(246,113)	$(214,036)
Cash cost of sales net of by- products		$75,648	$104,968	$239,016	$246,395

Sustaining capital(2)		$29,543	$33,808	$88,944	$68,810
Exploration		$2,622	$8,193	$14,485	$26,341
Reclamation cost accretion		$759	$710	$2,273	$2,344
General & administrative expense		$3,939	$4,591	$14,377	$16,152
All-in sustaining costs	A	$112,511	$152,270	$359,095	$360,042
Payable ounces sold	B	6,920,757	6,273,353	19,042,012	17,358,691
All-in sustaining cost per silver ounce sold, net of by-products	(A*$1000)/B	$16.26	$24.27	$18.86	$20.74

(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Non - GAAP measure: please refer to section Alternative Performance (Non-GAAP) Measures for a reconciliation of this measure to the unaudited condensed interim consolidated financial statements.

During the quarter, Pan American spent a total of $29.5 million in sustaining capital at its seven operations, 16% less than in the previous quarter.  In addition, the Company spent $10.6 million at Dolores on the expansion of leach pad 2 and construction of leach pad 3, as well as $1.8 million at other expansion projects at Dolores.  The expansion of leach pad 2 was completed at the end of last quarter, providing essential expanded stacking capacity until leach Pad 3 is completed.  Construction of leach pad 3 progressed as planned despite heavy rains and the installation of the pad liner was completed in late September.  The well risers, solution collection system and over liner material are currently being installed, and leach pad 3 is on track for the commencement of leaching operations.  At the start of November, the operation began stacking lower grade coarse crushed ore and should see high grade ore stacked and under leach in the coming weeks.

Project Development - Organic Growth Opportunities

Significant progress has been made on an expansion study at the La Colorada mine to take advantage of the exploration success of recent years, which has led to an increase in proven and probable mineral reserves to 65 million ounces of silver at the beginning of 2013, from 18 million ounces of silver in 2009.  The expansion study is nearing completion to the preliminary economic assessment level and is expected to include the development of a hoisting shaft to increase mine capacity and a subsequent expansion of the sulphide floatation plant.

Pan American plans to spend $3 million on an expansion study at the Dolores mine, where the installation of a new crushing, grinding and pulp agglomeration plant is being considered to improve silver and gold recoveries of high grade ores, and to increase overall processing capacity.  In addition to confirmatory metallurgical test work currently in progress, the Company is constructing a small pilot plant at the mine in order to finalize the flow sheet of the proposed new plant.

Commenting on the Company's operating results, Steve Busby, Chief Operating Officer, said; "I am particularly pleased with our efforts to reduce costs in light of reduced silver and gold prices, while delivering solid outcomes essentially across all of our mines.  I believe Dolores' quarterly performance begins to highlight the capabilities of this mine. We expect the operation will stabilize nicely after the capital-intensive pad 3 is commissioned into production this month.  Our multi-year efforts and investments to mechanize our operations in Peru are beginning to deliver excellent results and I expect a steady trend of improvement over the next few years as we advance on some interesting underground developments at both of these mines.  Our La Colorada, Alamo Dorado and San Vicente mines continue to deliver solid operating performances and I believe we are starting to see a positive turn-around at Manantial Espejo as we expose higher grade ore in the open pit."  Busby continued, "Capital expenditures for 2013 are expected to be near $157 million.  Looking forward into 2014, further efforts will be made to re-optimize our three Mexican mines under the scenario of the new royalty tax and expected diesel fuel cost increases; however, I do expect to see reduced sustaining capital in 2014 relative to the extensive investments of 2013.  Our excellent quarterly operating performance would not have been possible without the dedicated effort of our experienced operating team and I would like to personally thank them for all their efforts."

Subsequent Events

In October 2013, the Mexican Senate approved a bill to introduce a deductible royalty of 7.5% on mine operating income, before certain deductions including amortization and depreciation, as well as a 0.5% royalty on revenues derived from silver, gold and platinum.  In addition, the bill proposes a 10% withholding tax on dividends paid to non-resident shareholders (subject to tax treaty reductions). This could result in a significant non-cash adjustment to deferred taxes, which could run through our earnings in the fourth quarter of 2013.  Although the bill still requires presidential approval prior to being enacted with an expected January 1, 2014 effective date, Pan American considers the bill substantially enacted and is in the process of evaluating its effect on future cash flows, earnings and growth opportunities in Mexico beyond 2013.

2013 Outlook

Year-to-date, Pan American produced 19.2 million ounces of silver and 103,600 ounces of gold at cash costs of $11.25 per ounce of silver, net of by-product credits and all-in sustaining costs of $18.86 per ounce of silver, net of by-product credits.  The Company is confident that it will achieve its full-year 2013 guidance of 25 to 26 million ounces of silver and 125,000 to 135,000 ounces of gold at cash costs below the original forecast of $11.50 to $12.80, net of by-product credits.*

Pan American also expects to produce 38,500 to 41,500 tonnes of zinc, 12,500 to 13,500 tonnes of lead and 4,500 to 5,000 tonnes of copper.

* Cash costs estimations are based on assumed metals prices for H2 2013 of $1,200 per ounce of gold, $1,925 per tonne of zinc, $1,975 per tonne of lead and $7,800 per tonne of copper.

About Pan American

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia and several development projects in USA, Mexico, Peru and Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss these results on Thursday, November 14, 2013 at 1:00 pm ET (10:00 am PT). To access the conference, North American and International participants dial toll number 1-604-638-5340. A live audio webcast and Power Point presentation can be accessed at http://services.choruscall.ca/links/pan131114.html. The call will be available for replay for one week after the call by dialing 1-604-638-9010 and entering code # 6218 followed by the # sign.

CAUTIONARY NOTE REGARDING Non-IFRS Measure - Cash costs per ounce

This News Release presents information about our cash costS of production of an ounce of silver for our operating mines.  Cash costS per ounce produced is calculated as follows:

•	except as otherwise noted, cash costs per ounce produced is calculated by dividing total cash costs by total silver ounces produced at the relevant mine or mines
•	total cash costs include mine operating costs such as mining, processing, administration, royalties and operating taxes, but exclude amortization, reclamation costs, financing costs and capital development and exploration. Certain amounts of stock-based compensation are excluded as well

Cash cost per ounce of silver produced is included in this news release because certain investors use this information to assess our performance and also to determine our ability to generate cash flow for use in investing and other activities.  The inclusion of cash costs per ounce produced may enable investors to better understand year-over-year changes in our production costs, which in turn affect profitability and cash flow.

Cash costs per ounce produced does not have a standardized meaning or a consistent basis of calculation prescribed by Canadian accounting standards.  Investors are cautioned that cash costs per ounce produced should not be considered in isolation or construed as a substitute to costs determined in accordance with Canadian accounting standards as prescribed under IFRS as an indicator of performance.  Our method of calculating cash costs per ounce produced may differ from the methods used by other entities and, accordingly, our cash costs per ounce produced may not be comparable to similarly titled measures used by other entities.  See our MD&A for the year ended December 31, 2012 filed on SEDAR at www.sedar.com for a reconciliation of cash costs per ounce produced to the most directly comparable accounting measure under IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING, BUT NOT LIMITED TO recent proposed changes to the LAWS IN MEXICO relating to a new mining royalty; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION IN ARGENTINA, AND THEIR EFFECTS ON THE COMPANY AND ITS ASSETS; THE TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ABILITY OF THE COMPANY TO ACHIEVE  ANY PLANNED EXPANSIONS AND DEVELOPMENT, INCLUDING BUT NOT LIMITED TO, POTENTIAL OPPORTUNITIES AT THE DOLORES MINE in connection with the pulp agglomeration project and expansion of the la colorada mine, THE TIMING FOR THE SAME and the expected results of any such opportunities or expansions; the ability of the company to reduce capital costs and the effects of such reduction measures on the company; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS AND THE EFFECTS OF LABOUR LAWS IN THOSE COUNTRIES IN WHICH THE COMPANY OPERATES; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended September 30,		Nine months ended September 30,
	2013	2012(1)	2013	2012(1)
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars, except per share amounts)

Net earnings (loss) for the period	$14,236	$22,608	$(152,783)	$109,890
Earnings (loss) per share attributable to common shareholders (basic)	$0.09	$0.15	$(1.00)	$0.80
Adjusted earnings for the period(2)	$12,240	$37,259	$34,803	$114,627
Adjusted earnings per share attributable to common shareholders (basic)	$0.08	$0.25	$0.23	$0.84
Mine operating earnings	$33,934	$65,440	$112,564	$218,854
Net cash generated from operating activities	$40,730	$79,507	$73,450	$111,702
Operating cash flows before interest and income taxes	$49,102	$102,531	$150,386	$244,634
Capital spending	$41,708	$41,821	$125,732	$94,646
Dividends paid	$18,926	$7,612	$56,874	$17,301
Shares repurchased	$-	$7,548	$6,740	$31,030
Cash and short-term investments	$421,014	$547,958	$421,014	$547,958
Working capital(3)	$699,344	$774,262	$699,344	$774,262

Consolidated Ore Milled & Metals Recovered to Concentrate

Tonnes milled	2,625,476	2,529,520	7,571,824	6,197,260
Silver metal - ounces	6,695,229	6,278,728	19,159,426	18,181,133
Gold metal - ounces	41,555	28,162	103,588	79,902
Zinc metal - tonnes	10,569	8,502	30,871	27,963
Lead metal - tonnes	3,381	2,671	10,034	9,461
Copper metal - tonnes	1,537	1,009	3,856	3,026

Consolidated Cost per Ounce of Silver (net of by-product credits) (4)

Total cash cost per ounce	$10.40	$13.87	$11.25	$12.14
Total production cost per ounce	$16.85	$19.73	$17.27	$17.17

All-in Sustaining Cost per Silver Ounce Sold (net of by-products)(5)	$16.26	$24.27	$18.86	$20.74

Payable ounces of silver (used in cost per ounce calculations)	6,345,533	5,942,625	18,165,371	17,187,839

(1)	Certain 2012 balances have been recast to reflect the effects of finalizing the purchase price allocation of the Minefinders transaction during the 2013 first quarter.
(2)	Adjusted earnings and adjusted earnings per share attributable to common shareholders are non-GAAP measures. Adjusted earnings is calculated as net earnings (loss) for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, realized and unrealized losses on silver and gold forward contracts, severance expense, the transaction costs arising from the Minefinders transaction, gain or loss on sale of assets, and the effect for taxes on the above items. The Company considers this m_easure to better reflect normalized earnings as it does not include items which may be volatile from period to period.

	Three months ended September 30,		Nine months ended September 30,
Adjusted (Loss) Earnings Reconciliation	2013	2012	2013	2012
Net earnings (loss) for the period	$14,236	$22,608	$(152,783)	$109,890
Adjust derivative (gain) loss	(1,333)	13,950	(15,466)	(9,956)
Adjust impairment of mineral property	-	-	203,443	-
Adjust unrealized foreign exchange (gains) losses	(7,830)	(2,943)	(266)	6,708
Adjust unrealized loss (gain) on commodity contracts	388	522	(235)	9
Adjust loss on silver and gold forward contracts	6,254	-	6,254	-
Adjust severance expense	617	-	617	-
Adjust gain (loss) on sale of assets	(135)	3,122	(8,099)	(8,186)
Adjust acquisition costs	-	-	-	16,162
Adjust for effect of taxes	43	-	1,338	-
Adjusted earnings for the period	$12,240	$37,259	$34,803	$114,627

(3)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
(4)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance. Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.
(5)	All-In Sustaining Costs per Silver Ounce sold ("AISCOS") is a non-GAAP measure. The Company has adopted the reporting AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. This measure including its subcomponent Sustaining Capital are non - GAAP measures and readers should refer to the section of Q3 2013 MD&A "Alternative Performance (Non-GAAP) Measures" for a reconciliation of this measure to the Q3 2013 unaudited condensed interim consolidated financial statements.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:30e 14-NOV-13